Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

FINAL TRANSCRIPT

SVVS—CenturyLink to Acquire Savvis Conference Call

Event Date/Time: Apr. 27. 2011 / 12:30PM GMT

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FINAL TRANSCRIPT

Apr. 27. 2011 / 12:30PM, SVVS - CenturyLink to Acquire Savvis Conference Call

CORPORATE PARTICIPANTS

Tony Davis
CenturyLink, Inc. - VP, Investor Communications

Glen Post
CenturyLink, Inc. - CEO and President

Jim Ousley
Savvis - Chairman and CEO

Stewart Ewing
CenturyLink, Inc. - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Dave Coleman
RBC Capital Markets - Analyst

Clay Moran
Benchmark Company - Analyst

Johnathan Schildkraut
Evercore Partners - Analyst

Simon Flannery
Morgan Stanley - Analyst

Colby Synesael
Cowen Group - Analyst

Donna Jaegers
D.A. Davidson - Analyst

David Barden
Bank of America - Analyst

Frank Louthan
Raymond James - Analyst

Scott Goldman
Goldman Sachs - Analyst

Kevin Smithen
Macquarie - Analyst

Michael Rollins
Citi Investments - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to today's conference call and webcast to discuss CenturyLink's acquisition of Savvis. (Operator instructions.)

I would now like to turn the conference over to Tony Davis, Vice President of Investor Communication for CenturyLink. Tony, please go ahead.

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FINAL TRANSCRIPT

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Tony Davis—CenturyLink, Inc.—VP, Investor Communications

Thank you, [Merci]. Good morning, everyone, and welcome to our conference call to discuss CenturyLink’s and Savvis transaction announced earlier today. For those of you who are — have access to the Internet, we will be using a slide presentation during today’s call. This presentation is available on both CenturyLink and Savvis websites, as well as on the joint website that we launched this morning, the exact address of which is in the news release that we issued. At the conclusion of our prepared remarks, we will open the call for Q&A regarding the transaction.

There are certain forward-looking statements that you’ll see on slides two and three of the presentation deck. Certain forward-looking statements may be made during the call today, and we ask that you please review our Safe Harbor language found in our press releases and in our SEC filings, of course as well as here in the deck, which describe factors that could cause our actual results to differ materially from those projected by us in our forward-looking statements.

Presenting on today’s call are Glen Post, CEO and President of CenturyLink, and Jim Ousley, Chairman and CEO of Savvis. Also joining us this morning is Stewart Ewing, EVP and CFO of CenturyLink, who will be available to answer questions during the Q&A portion of this morning’s call.

As you also likely noticed in the news release this morning, Savvis will not be hosting its previously scheduled earnings call this morning, and we do ask you to focus your questions on this morning’s call to the transaction that was announced earlier today.

With that, I’ll turn the call over to Glen Post. Glen?

Glen Post—CenturyLink, Inc.—CEO and President

Thank you, Tony. We appreciate the opportunity to be here with you today, and thank you for taking time to join us on such short notice. This is an exciting day for all of us at CenturyLink and Savvis. I’m going to kick things off, and then I will ask Jim to share his perspective on today’s announcement.

For CenturyLink, this transaction is the next step in our transformation. We started as a rural carrier and now have grown into a national and more urban provider, and more recently have expanded to include a leading enterprise business. The acquisition of Savvis is really the next logical step for our Company. With Savvis, we now have a new platform that, when combined with the CenturyLink hosting business and the CenturyLink network, we believe will enable us to capture growth in managed hosting, cloud computing, and co-location businesses.

As we turn to slide six, you can see why we think this transaction is such a good fit for both companies. This transaction makes strong strategic sense and is the right financial and cultural fit, we believe. The combination really is about growth. Together we’re creating a premiere managed hosting and co-location provider with global scale.

For CenturyLink, this acquisition further diversifies our revenue mix to growth segments. With Qwest and now Savvis, more than 50% of our revenues will come from business customers. In addition, this transaction is immediately accretive to the growth of EBITDA and free cash flow. And importantly, we can deliver on all of this and maintain our strong financial position.

Turning to slide seven, let me spend a minute giving you the highlights of the transaction. This is a cash and stock transaction currently valued at approximately $3.2 billion, including the assumption or refinancing of approximately $700 million in debt. This represents a multiple of 8.8 times 2011 EBITDA after run rate cost and capital expenditure synergies of about $70 million. Savvis shareholders will receive $40 per share through a combination of $30 in cash and $10 in CenturyLink stock, subject to a cap.

Turning to slide eight, we expect this transaction will be accretive to free cash flow per share, excluding integration costs, in the first year after closing. We expect this transaction improves revenue growth by 75 basis points. It is also immediately accretive

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FINAL TRANSCRIPT

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

to EBITDA growth. We expect the transaction to close in the second half of 2011 following the satisfaction of customary closing conditions, including review by the FCC. And the transaction is also subject to the approval of Savvis shareholders.

Savvis shareholders holding approximately 23% of Savvis’ outstanding common stock have agreed to vote their shares in favor of the transaction. We believe the approval process will be relatively straightforward, given that there are fewer approvals required compared to our prior transactions.

Savvis will operate as a separate business unit of CenturyLink, will remain based in St. Louis. It will be primarily led by Savvis’ experienced and proven leadership team, including Savvis CEO, Jim Ousley. And the unit will operate CenturyLink’s integrated hosting business under the Savvis brand.

I now would like to introduce Jim, who will share some of the opportunities he sees in this combination. Before Jim takes over, I do want to say that it’s been a pleasure working with him and his team. They have an impressive operation, and we’re excited to be adding Savvis to CenturyLink.

Jim?

Jim Ousley—Savvis—Chairman and CEO

Thank you very much, Glen. It’s a great pleasure to be here in New York together today and to announce a transaction that I feel is such a win for all of Savvis’ key stakeholders—our customers, our employees, and our shareholders.

First, turning to slide 10, let me give you a quick overview of Savvis for those of you who aren’t familiar with the Company. Savvis is headquartered in St. Louis. And as those of you who have followed the Company over time know today, we have worked for many years to build a business that has become a global leader in cloud infrastructure, managed hosting, and network services solutions for enterprises. We have about 2,500 clients throughout the world, many of which are on long-term contracts with us. Savvis currently employs about 2,450 employees.

We bring to this transaction a proven suite of enterprise-class managed services products across three major categories -dedicated hosting, dedicated and shared clouds, and security and storage. To give you a sense of scale, we expect revenue for 2011 of approximately $1 billion and EBITDA of $290 million, based on our view that our managed hosting business will grow at approximately 25%.

As you can see on the right side of the slide, last year we derived the majority of our revenue, or about 38%, from co-location, 28% from network, and 34% from managed services. Most of our business is in North America, which accounted for 83% of our revenue in 2010, with about 13% from Europe and the remaining in Asia.

Our business is being propelled by a number of powerful trends, with data traffic exploding and enterprises increasingly migrating to cloud-based services and outsourcing those services to specialist providers like Savvis. We have watched as our market segment has been consolidating over the last year. However, we did not feel it was mandatory that we participate in that consolidation unless we could find a combination that truly benefited all of our stakeholders. We believe very much that this combination fulfills that objective.

Turning to slide 11, in this environment, and at this point in time, a strategic combination with CenturyLink is a natural and very compelling step for us to take. We’ll be bringing together our proven capabilities and expertise in cloud infrastructure and managed hosting with CenturyLink’s hosting assets, which we expect will create a — powerful opportunities for the combined company.

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Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

In particular, we’re creating a scale and capability advantage through this transaction that we think will provide tremendous benefits to our customers, leveraging CenturyLink’s financial resources, leading network capabilities, and its relationship with a vast number of businesses of all sizes. Savvis can deliver its services now to a much broader base of customers.

We’re also expect about — we’re also excited about the opportunities that will be created for our employees as part of CenturyLink, which is a financially sound and dynamic company. We have worked hard to empower our organization, so finding a company that shares the same cultural values was very important to us.

And lastly, just as it was to Glen, it is important to us also that we deliver the right value to our shareholders. And through this transaction, we believe the end result is great for our shareholders, providing a 53% shareholder gain just since the beginning of 2011. And it does so in a way that provides immediate cash benefit, as well as equity participation in the success of the combined company, going forward. Today we will be able to achieve revenue growth in this business much greater than either company could have achieved on its own.

Let me now also take a moment to highlight a few key points from our first quarter earnings report since we’ll not be hosting a separate call to discuss these today. First, for the first quarter, our revenue growth rate was better across all regions, with lower than expected churn contributing to that performance. Co-location pricing remains stable across most geographies at a blended average of about $50 a square foot across all of our 32 global data centers. The pipeline for our large deals remains strong, and we continue to see cloud drive interest in this area.

Total revenue was $257 million, up 2% sequentially and up 19% year-over-year. Managed services revenue was $92 million in the first quarter and accounted for 48% of our hosting revenue. This represents a 3% sequential growth and 31% year-over-year improvement. Co-location revenue in the first quarter was $100 million and accounted for 52% of our overall hosting revenue. Co-lo revenue was up 3% over the fourth quarter of 2010 and up 21% over the first quarter of 2010 — or the first quarter of 2010.

We reported network services revenue of $65 million for the first quarter. This was down 3% sequentially, with the network churn we expected to experience in the fourth quarter of last year was delayed until the first quarter of this year. Network revenue was up 2% year-over-year.

SG&A for the first quarter was $57 million and included approximately $5 million of non-cash equity based compensation. On a quarterly basis, SG&A was down $5 million, and on an annual basis it was up $5 million. SG&A as a percentage of revenue was 22%. When compared to 2010, it was down approximately 220 basis points over the fourth quarter and down approximately 165 basis points over the first quarter.

Adjusted EBITDA was $75 million for the first quarter and 29% of revenue. Adjusted EBITDA was up 11% over fourth quarter 2010 and up 39% year-over-year. Adjusted EBITDA margin was up approximately 235 basis points over the fourth quarter of 2010 and up approximately 425 basis points over the first quarter of 2010. This improvement demonstrates the underlying adjusted EBITDA leverage of our businesses.

With that, I’d like to turn it back to Glen.

Glen Post—CenturyLink, Inc.—CEO and President

Thank you, Jim.

Please turn to slide 13. Together, Savvis and CenturyLink will be a global leader in managed hosting and cloud computing, which is growing at a 20% a year pace. CenturyLink and Savvis have a robust national network, with over 200,000 miles of fiber coverage, with a global presence across North America and Europe and Asia. In addition, CenturyLink data centers tripled from 16 to 48 and will offer significantly enhanced product depth.

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Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Coupling Savvis’ leading managed IT services and enterprise-grade cloud services with CenturyLink’s much larger telecommunications and networking operations, our hosting assets, allows us to gain scale in a rapidly growing industry significantly faster than we could organically. By leveraging CenturyLink’s existing relationships with our large base of business customers, we are able to provide Savvis’ IT consulting and cloud services expertise to an expanded customer base.

Turning now to slide 14, financially, the transaction will position CenturyLink’s business mix to higher growth products and services. Looking first at the market opportunity, managed services and cloud computing is one of the most attractive growth areas in our sector, with a market size of approximately $29 billion today and expected compounded annual growth rate of 20%, growing to more than $50 billion by 2013.

We are finding that CenturyLink customers are increasingly demanding additional managed and cloud-based services with their network purchases. Significantly, there is minimal customer overlap between our two companies, which creates an exciting opportunity to cross-sell the full suite of services to our respective customer bases.

Also, migration to cloud-based services continues to accelerate rapidly as businesses are increasingly outsourcing IT services and infrastructure. The acquisition of Savvis provides an immediate and significant platform for CenturyLink to deliver quality, managed hosting and cloud capabilities to address our customers’ complex needs.

Slide 15 outlines how we plan to finance the cash portion of the merger consideration. To finance the transaction, we will use a combination of existing cash on hand and debt. Specifically, we have secured a $2 billion bridge loan facility to go along with an existing $1.7 billion undrawn revolver. Additionally, we expect to refinance Savvis’ debt, which consists principally of a $550 million term loan.

Importantly, we expect to maintain CenturyLink’s dividend, which is currently $2.90 per share, and the payout ratio of approximately 50%. Our strong free cash flow continues to be supported by solid margins and the significant synergies we continue to realize from recent acquisitions.

Looking at slide 16, we do expect a straightforward integration of Savvis with minimal disruption. Both companies have strong track records and a proven ability to successfully integrate acquisitions. And this process will not be as extensive as the Qwest and Embarq mergers. And we will be primarily focused on integrating our products.

Also, we believe the continuity of the Savvis management team will help facilitate a smooth integration. CenturyLink and Savvis are strategically aligned with a clear focus on growing communications and IT services for our business customers, and the fact that Savvis will continue to be a separate business unit — a business entity allows for our continued focus on the Qwest integration.

In summary, we are very excited about this transaction and the opportunities that it provides both Savvis and CenturyLink. For Savvis, this transaction creates scale with critical access to CenturyLink’s nationwide network, customer base and financial resources. And for Savvis shareholders, it delivers immediate value and creates the opportunity for them to participate in the future growth of the combined company.

For CenturyLink, by combining with a managed hosting and cloud computing industry leader, we are able to accelerate our organic growth plans into this space. We are creating a global leader with a significant platform for future growth. CenturyLink will immediately be able to address the complex needs of our business customers with a proven co-location, hosting and cloud products that Savvis offers today.

I look forward to working with Savvis’ outstanding data services management team to leverage CenturyLink’s leading network capabilities and relationships with businesses across the US. We believe this transaction will accelerate our growth, the delivery of rapidly growing managed hosting, and cloud services. Our experienced management teams will be working together in the month ahead to ensure smooth and disciplined integration process while maintaining our focus on executing our business plans and seeking the required approvals for this acquisition.

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FINAL TRANSCRIPT

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

In summary, this transportation allows CenturyLink to leverage its scale as the third largest telecommunications company in the United States to fully realize the potential of Savvis’ capabilities for our customers while also enhancing the value of our CenturyLink and Savvis shareholders and creating opportunities for employees [of] both of our companies.

That concludes our prepared remarks, and we’d be happy now to take your questions. Operator, will you please provide instructions for the Q&A session?

Q U E S T I O N S A N D A N S W E R S

Operator

Thank you. (Operator instructions.)

Dave Coleman from RBC Capital Markets.

Dave Coleman—RBC Capital Markets—Analyst

Great, thanks a lot. Just listening to the prepared comments and going through the presentation, emphasis is definitely on the managed hosting. Can we read into that that there’s any intention of either repurposing the co-location business into more managed hosting? And then secondly, any plans regarding the network business following the — following this acquisition? Thanks.

Glen Post—CenturyLink, Inc.—CEO and President

Well, first of all I’ll comment, and Jim may have some comments as well.

We believe that it is the right direction to move more toward the managed services from just the straight co-location area, so that is our objective, to move more in that direction. We think that is what is driving more demand, and really, the future growth is more in the managed services versus the co-location, from our standpoint. However, we believe co-location is important in developing relationships with these key business customers.

Jim, you want to—?

Jim Ousley—Savvis—Chairman and CEO

—Well, Savvis has been moving to a greater concentration of managed services for the last three years, so we would expect to see that to continue in the combined entity. As far as additional growth, we would continue to invest in co-lo around the world, but we would invest at a higher rate in managed services activities.

Dave Coleman—RBC Capital Markets—Analyst

Maybe I can ask it differently. Is there any intention to actively migrate that co-location over to managed hosting?

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Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Jim Ousley—Savvis—Chairman and CEO

No, there’s none, none whatsoever. And if the question is would we get out of the co-lo business, definitely not. But we would continue to see it as a major piece of our offering.

Dave Coleman—RBC Capital Markets—Analyst

Okay, great. And then on the $70 million of synergies, is there a breakdown between SG&A and network costs?

Glen Post—CenturyLink, Inc.—CEO and President

We’re not going to provide an exact breakdown, but the vast majority of those synergies are operating cost synergies.

Dave Coleman—RBC Capital Markets—Analyst

Thank you.

Operator

Clay Moran from [Branch Mark] Company.

Clay Moran—Benchmark Company—Analyst

Good morning, thanks, Benchmark Company. The question’s for Jim.

Jim, there seems to be a little bit of a disconnect between the one — the first quarter EBITDA and the full year outlook. Can you talk about whether those expense savings are [recurring]? And then it also sort of impacts the valuation. Given the cash flow you just reported and the outlook, valuation seems maybe a little light. Can you talk about how you came to 11 times EBITDA and given your 39% year-over-year growth and such?

Jim Ousley—Savvis—Chairman and CEO

Our first quarter EBITDA did have some abnormalities in it and would — we don’t give quarterly guidance, but we would trend towards a lower EBITDA in the second quarter. We are maintaining, and I would suggest we’d be at the high end of our annual EBITDA forecast that we gave the end of the year. So EBITDA is in line with what we’ve said, and so I think we’re basically on with what we’ve been predicting.

Clay Moran—Benchmark Company—Analyst

And the value of the deal, you know, relative to some of the comparable deals recently, Terremark 13.5 times and relative to your growth rate? Do you think that you’ve achieved a full price here? I mean, I would think, with your 1QB, you might have seen $40 in short order within the next month or so just on standalone basis.

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FINAL TRANSCRIPT

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Jim Ousley—Savvis—Chairman and CEO

Well, we clearly — we look at a much longer term here. And I think a 50% increase since the beginning of the year, that clearly, since the Verizon-Terremark deal was announced, there’s been a lot of speculation. There was speculation in the sector. And so I think that has a lot to play with it.

We are a different model than Terremark. We have — a third of our business is network-related business, so there are different valuations related to that business and different growth models related to that business. So we’ve obviously done a lot of analysis with our bankers and with our Board, and we believe this is a very, very fair price for the Company and for our investors.

Clay Moran—Benchmark Company—Analyst

Okay, thank you.

Operator

Johnathan Schildkraut from Evercore Partners.

Johnathan Schildkraut—Evercore Partners—Analyst

Great. Thank you for taking the question. Congratulations on the transaction.

I had a question about kind of bringing the companies together. You pointed to running Savvis, or letting Savvis be run as a separate unit under Jim, but you also kind of highlighted cross-selling opportunities. And I’m wondering how you’re going to kind of integrate those efforts. And Qwest had a pretty meaningful business, and I was wondering — in the data center services side, I was wondering if you’re going to bring that under the Savvis banner, as well. Thanks.

Glen Post—CenturyLink, Inc.—CEO and President

Yes. First of all, the data center services business, we will bring that under the Savvis banner. There are 16 data centers we’re moving to the — be combined with Savvis’ centers.

We will do cross-selling. We believe there’s — we’re doing a lot of work around bringing our sales teams, cross-selling with our sales teams, and we [believe] that they’re excited about — will be excited about this. I think just the opportunity this creates for both groups of management and sales teams that’s going forward, because as we identify all the customers and who the main contacts be, we will attempt to have just one main contact for our business customers, depending on who has the better relationships. But then we’ll bring in people in the network side and the IT side to help complete the sale with these customers. So we believe this is going to work well.

Johnathan Schildkraut—Evercore Partners—Analyst

All right. Thank you.

Operator

Simon Flannery from Morgan Stanley.

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Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Simon Flannery—Morgan Stanley—Analyst

Thank you very much. Good morning. Congratulations.

Jim, wanted to talk to you about the opportunities this gives Savvis versus what you had on a standalone basis. We’ve talked about the cross-selling already, but to what extent is the scale of the new company going to really help you open more doors and really get people to sort of those big IT outsourcing contracts? How much of a benefit do you think this is going to be having [CenturyQuest] behind you and their resources with that?

And then the other thing is I think one of the advantages Terremark highlighted from the Verizon transaction was the access to capital and the ability to perhaps ramp up some of their data center expansion goals. Are you looking at this as well, that you’ll be able to perhaps invest in areas where you have to be perhaps a little bit more cognizant of your resources as a standalone entity? Thanks.

Jim Ousley—Savvis—Chairman and CEO

Yes. Thanks, Simon. We clearly see one of the major advantages of this transaction as increasing our scale, as we know this market is becoming very popular both with the major vendors, hardware vendors, software vendors, FIs and so on. So for a billion-dollar company like Savvis was to really grow in this market on a global basis, we needed more scale and we needed more financial resources, as you mentioned, and backing.

So the CenturyLink combination definitely brings both of those to the party. We clearly will be looking at ways, one, to leverage the Qwest asset, which we believe possibly was not leveraged as fully as it can be, going forward, and we also see access to capital at lower capital costs than we were able to provide in our own business.

And of course, the leverage of the network. Simon, we’ve talked many times about where do we go with our network business, and this gives us expansion that we could have never had before. Our major customers, our largest customer in particular, wants to do a lot more network business, going forward. We see tremendous leverage with just our raw network business.

But as importantly, cloud services all require massive network requirements, and this is a major opportunity to meld those together.

Simon Flannery—Morgan Stanley—Analyst

Great. Thank you.

Operator

Colby Synesael from Cowen Group.

Colby Synesael—Cowen Group—Analyst

Great, thanks. I have two questions. The first one has to do with is there a breakup fee, and if so, can you tell us what that is? And is it on — each side has their own different breakup fee, perhaps?

Then also wanted to know if there was a go-shop period in place perhaps for Savvis to seek out potentially higher bids.

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FINAL TRANSCRIPT

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

And then my other question had to do with the synergies. Rather than talk about it as COGS versus SG&A, I was wondering if you could talk about it in terms of hosting versus network services, where you expect to see the most opportunities for cost synergies. Thanks. Hello?

Glen Post—CenturyLink, Inc.—CEO and President

Yes. Sorry, yes. The details of the merger agreement will be filed with the proxy, and we’re not going to — this week, so with —[they’ll] be involved there. There is a breakup fee, but the details will be in the proxy. So we think it’s a fair breakup fee.

Colby Synesael—Cowen Group—Analyst

And does — okay, does Savvis have the opportunity to go and shop itself to see if there is potentially a higher bid out there?

Jim Ousley—Savvis—Chairman and CEO

The breakup fee is clearly an industry average, and so we found it very acceptable. Our Board found it acceptable. As far as the synergies and the go-shop, going forward, we believe this is the best transaction. We did pursue the market in advance of this transaction, so we’re perfectly happy with this transaction as it stands.

Colby Synesael—Cowen Group—Analyst

But Jim, just to—?

Jim Ousley—Savvis—Chairman and CEO

—Obviously as a public company, this will take three months-plus to close. As a public company, we would not close the doors.

Colby Synesael—Cowen Group—Analyst

So I guess just to even be more blunt, so you have gone and potentially spoken with other potential bidders, and you’ve been dealing with this perhaps for the last few months. And in your view, this is the best deal? This was not the only deal that you’ve been looking at?

Jim Ousley—Savvis—Chairman and CEO

This is the best deal that we could find for our shareholders and all of our constituents.

Colby Synesael—Cowen Group—Analyst

Great. And I guess just on the synergies itself, (inaudible)?

Jim Ousley—Savvis—Chairman and CEO

Clearly, the hosting synergies, particularly in — because of the Qwest hosting assets, is a great opportunity. And our network business, which is a third of our business, we see leverage there that we could have never realized on our own.

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Colby Synesael—Cowen Group—Analyst

But in terms of the cost, if I’m not mistaken, I always thought that [what your network was] is a long haul, (inaudible) actually that you have with WilTel, and that when you actually provided services on the network to your end customers, you had to lease out that last mile from other providers. Is that the biggest opportunity for cost synergies as a combined company, when you [guys] talked about roughly $70 million of additional EBITDA that — in the combined company versus what Savvis was doing on its own?

Glen Post—CenturyLink, Inc.—CEO and President

Yes. As far as the synergy, the last mile is not where we’re getting most of those synergies, although there will certainly be synergies in the CenturyLink markets across the country, that the primary advantages are going to be in the global network, the long haul network, along with the just systems and other cloud-related products and services that we were working on, including our hosting business today.

Colby Synesael—Cowen Group—Analyst

Great. Thank you.

Operator

Donna Jaegers from D.A. Davidson.

Donna Jaegers—D.A. Davidson—Analyst

Yes, thanks for taking my question, and congrats, Jim, on the deal.

This is probably a question better for Stewart, maybe. I was wondering — obviously Qwest has 16 data centers. Can you talk a little about capacity utilization at those data centers and about the average price that Qwest sells co-location services for?

Jim Ousley—Savvis—Chairman and CEO

This is Jim, Donna. Thank you.

Clearly, the data centers at Qwest are leverageable. They’re all co-lo’d today, so as you know, our model moves some of that co-lo capacity to managed services. So we believe we’re going to get better utilization out of their data centers. Today they’re roughly at about 80% utilization, so there is more capacity. But as I say, I think where we see the real opportunity there is moving managed services capabilities into those data centers and leveraging what was traditionally co-lo space.

And I don’t know the average pricing on their co-lo at this stage.

Stewart Ewing—CenturyLink, Inc.—EVP and CFO

Yes. So the average revenue per square foot is about $80 an hour in the legacy Qwest data centers.

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FINAL TRANSCRIPT

Apr. 27. 2011 / 12:30PM, SVVS - CenturyLink to Acquire Savvis Conference Call

Donna Jaegers - *D.A. Davidson - Analyst*

I'm sorry, $80 at a quarter, or -- Stewart, can you repeat that, $80 -- you said $80 an hour. What is the average price of--?

Stewart Ewing - *CenturyLink, Inc. - EVP and CFO*

--(Inaudible) per square foot.

Jim Ousley - *Savvis - Chairman and CEO*

That's square foot.

Stewart Ewing - *CenturyLink, Inc. - EVP and CFO*

Per square foot.

Donna Jaegers - *D.A. Davidson - Analyst*

$80 per square foot?

Stewart Ewing - *CenturyLink, Inc. - EVP and CFO*

Right.

Donna Jaegers - *D.A. Davidson - Analyst*

On a monthly basis?

Jim Ousley - *Savvis - Chairman and CEO*

Yes. Yes.

Stewart Ewing - *CenturyLink, Inc. - EVP and CFO*

Yes.

Donna Jaegers - *D.A. Davidson - Analyst*

Okay. All right, great. Well, thanks.

Operator

David Barden from Bank of America.

12

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

David Barden—Bank of America—Analyst

Hey, guys, thanks for taking the question. Congrats on getting the deal done.

I guess two questions, if I could, maybe both on the — for Glen and Stewart. I guess, number one, just Glen, obviously people like to see the accretion in growth. People like to see these kind of — these tuck-in acquisitions steering the business towards enterprise revenue growth.

But obviously, from a timing perspective, I think there would have been a greater degree of comfort if there was a little bit more sequencing between the Qwest transaction and then this transaction. Is there anything about this deal that is going to slow down your realization or integration plans on the Qwest transaction as you try to kind of get your head around putting Savvis together with the larger organization?

And then I guess second question, maybe for Stewart, it seems like we say this a lot about CenturyLink’s transactions, but the synergy numbers seem pretty conservative from the standpoint that, on the network side, we’d estimate that Savvis probably has $240 million or so of just pure network expenses and $70 million of EBITDA is kind of the total synergies. It seems like you could probably get that out of — very easily just from the network side assuming no other kinds of revenue or other synergies out there.

Could you kind of elaborate a little bit about how you kind of came to that estimate, that’d be helpful. Thanks.

Glen Post—CenturyLink, Inc.—CEO and President

Yes. Dave, first of all, this is a unique growth opportunity for CenturyLink, and it accelerates our entry into the managed hosting and cloud sector, a natural next step after Qwest with a large enterprise customer base and the growing demand we see there for managed services.

But the Savvis integration is more straightforward than our other acquisitions. There’s very little system integration required. We’ll operate, as we’ve said, as a separate business segment, CenturyLink. The management of Savvis will operate the business. And actually, Savvis will help, in some ways, with the integration of Qwest as we work to integrate the 16 data centers that represent $250 million of revenue for us today. That will really be enhanced, that integration piece.

So we believe the Qwest integration will continue to move forward at least at the rate that we anticipated before. So we don’t — we believe this has — really should have a positive impact, rather than negative, on the Qwest integration.

David Barden—Bank of America—Analyst

Okay.

Stewart Ewing—CenturyLink, Inc.—EVP and CFO

And David, with respect to the synergies, a fairly large percentage of the Savvis network costs are related to the last mile. And as we mentioned earlier, we will not really gain much from an efficiency standpoint out of that. So our [rigorous] review of the network and potential synergies, as well as other synergy opportunities, yielded about $70 million.

Now, we think the real story about this ultimately will be the revenue opportunities that we have from, again, leveraging the legacy CenturyLink’s network to the Savvis customer base and leveraging the Savvis product set to the legacy CenturyLink customers.

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

David Barden—Bank of America—Analyst

And Stewart, if I could just follow up then on that, because I think if we go back a year when you announced the CenturyLink-Qwest acquisition, I think you guys specifically said that, at that time, you didn’t expect that you’d get any synergies from combining the Qwest and the CenturyLink business units, which is a multi-billion-dollar revenue business. But from this much smaller deal, you’re getting a fairly healthy number of synergies in the form of $70 million. Does your work on this transaction inform your perspective, now that you’ve merged with Qwest, about the opportunities for synergies there as well at the larger entity?

Stewart Ewing—CenturyLink, Inc.—EVP and CFO

I think what we said with respect to the Qwest transaction was that related to the enterprise business unit, more or less, we wouldn’t achieve significant synergies there just because of the relative size of the Qwest business to the legacy CenturyTel.

If you — we are achieving some network synergy, [are] included in the $575 million of OpEx synergies that we gave Qwest. The Qwest transaction was included some expected network synergies related to combining the legacy CenturyLink and the legacy Qwest networks.

David Barden—Bank of America—Analyst

Okay, great. Thanks, guys.

Operator

Frank Louthan from Raymond James.

Frank Louthan—Raymond James—Analyst

Yes, thank you. Just what — can you give us a more — broader picture — again, a broader picture question here — where do you see your competitors, and how does it position the overall company now in the US? And does this signal a little bit more international expansion now that you are looking more in the data center world? Could we expect to see some more expansion in Europe and possibly Asia-Pacific?

Glen Post—CenturyLink, Inc.—CEO and President

I’ll start, Frank, and then let Jim answer.

What we expect to do — we’re seeing a lot of our enterprise customers needing global networking, global IT services. So primarily, our plan is to follow our customers’ needs as we go overseas. So we think there’s opportunity there to grow with our customers, but that is a demand they have, and that’s how we’ll look at this overseas expansion. But I’ll let Jim add to that.

Jim Ousley—Savvis—Chairman and CEO

Yes. We would — as you know, we’ve been expanding in Europe and Asia. We would continue to expect to expand in particularly Asia, where — the same thing. Our major multinational customers are really wanting us to expand in Asia. We announced a partnership in India, which we — this relationship, with their expertise in the SMB market, I think will greatly enhance that relationship in India.

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

We obviously are looking at the China market. So I would suspect you’ll see this business unit continue to expand and then leverage the network capabilities from CenturyLink.

Frank Louthan—Raymond James—Analyst

And how many of the Qwest data centers are outside the US currently?

Jim Ousley—Savvis—Chairman and CEO

None.

Frank Louthan—Raymond James—Analyst

Okay, great. Thank you.

Operator

Scott Goldman from Goldman Sachs.

Scott Goldman—Goldman Sachs—Analyst

Hey, good morning. Thanks, guys.

I guess first question for Glen and Jim, just on the question of timing, Glen, you just completed the Qwest deal April 1. Maybe walk us through about why now is the right time to go out and buy Savvis. Is it being able to leverage the Qwest assets that you’re getting in terms of co-lo and hosting and being able to leverage that with Savvis sooner rather than later?

And then, Jim, I guess sort of same question as far as why now. The Company just put up a very good quarterly results. You’re well underway into a turnaround over the last few quarters, seeming on your way to a very good year, as well. So maybe talk about why now is the right timing for both of you.

And then a second question for Stewart, just your thoughts on the balance sheet and whether you’ve had any discussions with the rating agencies about being investment-grade and how you think about shareholder-friendly activities via a potential share repurchase down the road. Thanks.

Glen Post—CenturyLink, Inc.—CEO and President

Yes, Scott. First of all, this is a unique growth opportunity for our company, and that really drove our thinking here. It’s how we’re going to drive growth in the future. It accelerates our entry into the managed hosting cloud space.

And it is a natural next step after Qwest. With the large enterprise customer base we had and the demand we’re seeing from those customers for managed services, cloud-based, co-lo, managed hosting services, we’re seeing a lot of activity there and requests from our customers.

So it was a natural fit after that. We do believe that the integration is more straightforward, other acquisitions, and with the Qwest — I mean, excuse me, the Savvis management team staying in a separate business unit, it’s just not an extremely difficult integration process.

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

So additionally, and strategically, this is where we want to go, but also Savvis is large enough to make a difference. With $1 billion in revenue and attractive growth rates, they can make a difference in our Company. So it was the right move, we believe, at the right time.

Jim Ousley—Savvis—Chairman and CEO

And from our standpoint, we believe we’ve been well past the turnaround stage, and so we’re looking much longer-term here. And we know from — to get to $1 billion — from $1 billion in this marketplace, we’re competing against very big companies that have a lot of financial wherewithal and channel marketing wherewithal.

So as we look at where we need to take this business unit to double or triple the revenues in a very vibrant market, we need better access to capital. We need better access to network, and we need better access to channels and so on. So this looked to us to be a perfect opportunity to accomplish all of those.

Stewart Ewing—CenturyLink, Inc.—EVP and CFO

And Scott, with respect to the balance sheet, we have had conversations with the rating agencies around this transaction, and we believe constructive conversations, and expect them to issue a release at some point in the future.

With respect to the transaction, on a pro forma basis at the end of 2010, it really only increases our net leverage by two-tenths from about 2.3 times debt to EBITDA to 2.5 times debt to EBITDA. So again, not a huge increase in leverage at the Company.

Scott Goldman—Goldman Sachs—Analyst

And then, given that it can be free cash accretive in the first year, you’re still talking about payout ratios in sort of the 50% range. How do you guys think about maybe uses of cash and whether or not a share repurchase or other return may be in the future.

Stewart Ewing—CenturyLink, Inc.—EVP and CFO

As we’ve said on our most recent earnings call, basically we want to get through a little bit of the Qwest integration, and it would probably be some time in 2012 before we would really address further return of cash (inaudible). But again, we — Glen commented, and you as well, that we expect to continue the $2.90 dividend, going forward, which is really only about 50% of our cash flow.

Scott Goldman—Goldman Sachs—Analyst

Great. Thanks, guys, and congratulations.

Operator

Kevin Smithen from Macquarie. Kevin, your line is open.

Kevin Smithen—Macquarie—Analyst

Hi, yes. Wondered if you could talk about — do you intend to keep all of the European data centers? And would you entertain — if there were a buyer for those data centers, would you entertain divesting those if the price was right?

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Jim Ousley—Savvis—Chairman and CEO

We have seen great demand in Europe, and Asia is actually exceeding the US demand. So we would expect to expand in Europe, not sell off assets.

Kevin Smithen—Macquarie—Analyst

Okay, great. And just to follow up, the synergies number looks very conservative to us, $70 million. When you look at sort of the long-term potential to utilize Qwest’s robust long haul and broadband connectivity, how long will it take to get out of the lease and IRU agreements that Savvis has and to realize additional synergies on the network side, particularly on connectivity, above and beyond the $70 million? Is that a really long-term process as the leases expire, or can that be done in the short-term?

Jim Ousley—Savvis—Chairman and CEO

I would say it’s a longer term as it relates to our commitments to our existing vendors, but there again, that’s not really where we see the synergies. We see the synergies on the revenue side taking — 90% of our hosting customers take network from us, and we’re a very minor player in the network business. So to be able to have the kinds of capabilities that CenturyLink brings to this, we see very interesting revenue leverage opportunities in that network side, not necessarily cost savings leverage.

Kevin Smithen—Macquarie—Analyst

Let me ask it differently. I mean, is there any reason to think that, in three to five years, that Savvis’ EBITDA margins would not look like — more like the industry-leading EBITDA margins that you’re seeing on some of your peers, or is that — is there something structural that would preclude that?

Jim Ousley—Savvis—Chairman and CEO

I had that objective for the Savvis organization as a standalone, and I’m sure Glen is not going to let me off it.

Kevin Smithen—Macquarie—Analyst

Great. So the $70 million — again, the $70 million appears to be conservative, but I guess what you’re saying is your revenue growth could be better, and therefore the core Savvis margin might have been better than what are current consensus numbers.

Jim Ousley—Savvis—Chairman and CEO

Well, we were — and I had stated over the last couple quarters, and in the fourth quarter about our 2011, that that was a key initiative for the Company, is to improve our margins, and so I would suggest that that will continue to be. And you’re seeing some improvement already, and I would say you could expect to see more.

Kevin Smithen—Macquarie—Analyst

All right, great. Thank you very much, and congratulations.

Glen Post—CenturyLink, Inc.—CEO and President

Thank you.

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Operator

Michael Rollins from Citi Investments.

Michael Rollins—Citi Investments—Analyst

Hi, good morning, and thanks for taking the question.

Glen, if I could just ask you, just more philosophically, how you think about the use of your free cash flow, going forward, in excess of the dividend that you’re maintaining, is CenturyLink now a story where you’re willing to take this excess free cash flow and find avenues to improve the revenue prospects for the Company, over time? Or do you go back to the historical perspective that the Company has had, which is you maximize scale and try to maximize how much cash can be returned to the shareholder in any given year relative to the current base of assets that you have?

Glen Post—CenturyLink, Inc.—CEO and President

Yes, Mike. First of all, cash to shareholders remains important to us, and we’ll continue to look at those opportunities. We’ll have a very disciplined process, as we always have. We’ll weigh the expansion opportunities, the growth opportunities, with the value to shareholders, returning cash to them, and we’ll look long-term — at long-term value for our shareholders.

But we’ll — [now probably — so] that’s a Board decision, but we’ll continue to look at what we believe is best for creating long-term shareholder value. We think the dividend’s important, and we appreciate (inaudible) that there aren’t better uses of cash, as we have in the past, we’ll return cash to shareholders.

Michael Rollins—Citi Investments—Analyst

And where do you think the next opportunities are? So this rounds out the business segment. Do you think it’s — in the next year to two years you’ll want to bulk up consumer further, increase your scale of — the line portfolio? How should we think about just the evolution of the Company’s asset base from here?

Glen Post—CenturyLink, Inc.—CEO and President

Mike, right now we’re excited about this transaction, along with the Qwest integration process and what we’ll realize there. Not going to speculate about where the next deal might come from. We’ll look at the opportunities. But we’ll weigh each one and just look for the best opportunity to drive value for shareholders over time, and that’ll be our focus. But I’d really not want to speculate where the next focus might be.

Michael Rollins—Citi Investments—Analyst

Thanks for taking my questions.

Operator

Thank you. I’ll turn the conference over to the moderator for closing remarks.

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F I N A L T R A N S C R I P T

Apr. 27. 2011 / 12:30PM, SVVS—CenturyLink to Acquire Savvis Conference Call

Glen Post—CenturyLink, Inc.—CEO and President

Yes. I’ll just say that we are excited about this transaction. It creates a premiere managed hosting and co-location provider with global scale with the CenturyLink and Savvis coming together. It provides a unique growth opportunity for our Company. It’s a positive step, we believe, for the shareholders of both Savvis and CenturyLink, and we believe this transaction and the opportunities it provides can drive growth for our companies into the future.

So thank you for participating on our call today, and we look forward to speaking with you in the near future.

Operator

Ladies and gentlemen, this does conclude today’s conference. You may now disconnect. Everyone have a great day.

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